SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: July 15, 2008

Commission File Number 001-3250

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Third Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended May 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

James Sinclair

Date:   July 15, 2008

James E. Sinclair,

Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2008 and 2007

(in Canadian Dollars)

Unaudited

Prepared by Management

Vancouver, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2008 and 2007

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Balance Sheet

As at May 31, 2008 and August 31, 2007

(Expressed in Canadian dollars)

ASSETS	May 31, 2008	August 31, 2007
Current Assets	$	$
Cash and Short Term Deposits	1,550,114	1,602,270
Accounts and Other Receivables	91,546	71,775
Inventory	285,238	373,528
Prepaid Expenses	112,278	101,480
	2,039,176	2,149,053

Mineral Properties and Deferred Exploration Costs (note 3)	23,424,762	22,459,627
Equipment and Leasehold Improvements	812,042	812,792
	26,275,980	25,421,472

LIABILITIES
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	275,532	566,183
Current Portion of Obligations Under Capital Lease	37,003	36,795
	312,535	602,978

Obligations Under Capital Lease	46,015	75,912

SHAREHOLDERS’ EQUITY
Share Capital (note 4)	60,255,359	54,113,279
Share Subscriptions Received	427,956	2,344,971
Contributed Surplus	298,604	310,921
Deficit	(35,064,489)	(32,026,589)
	25,917,430	24,742,582

	26,275,980	25,421,472

“James E. Sinclair”

, Director

“Norman Betts”

, Director

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the three and nine months ended May 31, 2008 and 2007

(Expressed in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2008	2007	2008	2007
	$	$	$	$
EXPENSES
Annual general meeting, printing and mailing	951	25,160	96,343	105,346
Consulting and management fees	83,905	35,318	163,287	124,341
Depreciation	34,686	29,475	75,810	78,222
Directors fees	89,784	26,114	321,559	212,626
Insurance	26,702	27,249	74,325	85,342
Memberships, courses and publications	1,037	1,282	1,639	3,147
New property investigation costs	75,377	62,301	93,562	85,789
Office and administration	53,583	29,036	124,410	97,442
Office rentals	15,103	16,635	47,584	48,989
Press releases	248	6,196	16,211	33,376
Professional fees	109,808	139,882	295,481	210,566
Promotions and shareholder relations	2,927	10,490	9,791	42,864
Salaries and benefits	215,988	178,760	747,602	623,610
Stock-based compensation	20,019	42,866	61,559	91,654
Telephone and fax	6,078	4,860	17,222	14,524
Transfer agent and listing	53,555	3,736	155,460	89,069
Travel and accommodation	18,141	26,352	40,487	51,415
	807,892	665,712	2,342,332	1,998,322
OTHER EXPENSE (EARNINGS):
Property Write-off	121,471	-	673,881	366,565
Consulting Income	(75,545)		(75,545)	-
Gain on sale of short term investments	-	(43,873)	-	(54,723)
Interest Expense (Income), net	(2,842)	(7,097)	(23,063)	(32,575)
Interest - Capital Lease	2,341	3,585	7,030	11,495
Foreign Exchange Loss (Gain)	51,447	79,246	113,265	7,646
	96,872	31,861	695,568	298,408

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	904,764	697,573	3,037,900	2,296,730
DEFICIT, BEGINNING OF PERIOD	34,159,725	29,704,277	32,026,589	28,105,120
DEFICIT, END OF PERIOD	35,064,489	30,401,850	35,064,489	30,401,850

Basic and diluted loss per share	(0.010)	(0.008)	(0.035)	(0.027)
Weighted average shares outstanding	87,485,335	86,556,607	87,189,548	86,415,074

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Cash Flows

For the three and nine months ended May 31, 2008 and 2007

(Expressed in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2008	2007	2008	2007
	$	$	$	$
Cash provided from (used in):
Operating activities:
Loss for the period	(904,764)	(697,573)	(3,037,900)	(2,296,730)
Items not affecting cash:
Write-off of mineral properties	121,471	-	673,881	366,565
Depreciation	34,686	29,475	75,810	78,222
Stock-based compensation	20,019	94,909	61,559	274,590
Non-cash directors fee	58,859	-	218,212	-
Gain on short-term investments	-	(43,873)	-	(54,723)
	(669,729)	(617,062)	(2,008,438)	(1,632,076)
Change in non-cash working capital items:
Accounts and other receivables	(9,310)	(18,207)	(19,771)	(45,510)
Inventory	212,544	(80,056)	88,290	(141,907)
Prepaid Expenses	22,654	26,193	(10,798)	(53,911)
Accounts payable	(372,368)	102,293	(290,651)	(241,918)
	(816,209)	(586,839)	(2,241,368)	(2,115,322)
Investing activities:
Mineral properties and deferred exploration expenditures	(990,885)	(643,961)	(2,030,927)	(1,406,897)
Option payments received and recoveries	203,344		391,911
Proceeds on sale of short term investments	-	143,622	-	173,472
Repayment of obligations under lease	(7,779)	(8,490)	(29,689)	(31,091)
Capital Assets (additions) disposals, net	(62,202)	(37,592)	(75,068)	(46,019)
	(857,522)	(546,421)	(1,743,773)	(1,310,535)
Financing Activities
Share capital issued	1,004,981	-	3,932,985	375,000
Share subscriptions received	-	500,000	-	1,242,000
Share issued for options exercised	-	59,250	-	59,250
	1,004,981	559,250	3,932,985	1,676,250

NET INCREASE (DECREASE) IN CASH	(668,750)	(574,010)	(52,156)	(1,749,607)
CASH, BEGINNING OF PERIOD	2,218,864	1,998,952	1,602,270	3,174,549
CASH, END OF PERIOD	1,550,114	1,424,942	1,550,114	1,424,942

Supplemental Information non-cash transactions: Mineral property recoveries by way of marketable securities	-	-	-	118,750
Issuance of share capital for subscriptions previously received	1,167,015	375,000	1,917,015	750,000
Issuance of share capital for acquisition of mineral property acquisition	-	-	-	925,124
Issuance of share capital for Restricted Share Units	292,080	231,494	292,080	231,494

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the three and nine months ended May 31, 2008 and 2007

(in Canadian Dollars)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) include the accounts of the Company and four subsidiaries have been prepared by management.  These statements have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as described in Note 2 in the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2007 except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first quarter commencing September 1, 2007:

Effective September 1, 2007 – We adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Accounting Changes (Section 1506)

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities.   The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the three and nine months ended May 31, 2008 and 2007

(Expressed in Canadian Dollars)

(Unaudited)

enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes.  Its adoption has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments — Recognition and Measurement (Section 3855)

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Under Section 3855, financial instruments must be initially classified into one of the following balance sheet categories (including derivatives):

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net earnings; or

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

In accordance with this new standard, we classified our financial instruments as follows:

•

Cash and cash equivalents and accounts receivable were classified as held-for-trading and accordingly carried at their fair values;

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the three and nine months ended May 31, 2008 and 2007

(Expressed in Canadian Dollars)

(Unaudited)

•

Accounts payable and accrued liabilities, long-term debt and notes payable were classified as other financial liabilities and are currently carried at their amortized cost.

The classification of our financial instruments as at September 1, 2007 and their subsequent changes to May 31, 2008 have resulted in no material gains or losses that require separate presentation in other comprehensive income or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

Hedging (Section 3865)

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  We do not have any hedges.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in “other comprehensive income” until it is considered appropriate to recognize them into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Equity (Section 3251)

This Section establishes standards for the presentation of changes in equity that arise as a result of the adoption of comprehensive income, financial instruments – recognition and measurement, and hedges (Sections 1530, 3855 and 3865).  It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the three and nine months ended May 31, 2008 and 2007

(Expressed in Canadian Dollars)

(Unaudited)

comprehensive income.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments – Disclosure and Presentation (Section 3861)

This section establishes disclosure and presentation standards for financial instruments and non-financial derivatives, and identifies relevant information to be disclosed.  Disclosures need not be provided on a comparative basis for periods prior to the adoption date of these new standards.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Mineral Properties and

Deferred Exploration and Development Costs

For the Nine Months Ended May 31, 2008 and Year Ended August 31, 2007

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya	Kanagele	Tulawaka (d)	Ushirombo	Mbogwe	Biharamulu (e)	Other (f)	Total
Balance, August 31, 2005	$5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275
Exploration expenditures:
Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
	486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075
Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)
Balance, August 31, 2006	6,393,041	4,079,789	1,748,284	2,826,034	1,077,512	955,269	-	762,709	486,601	2,264,709	20,593,948

Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
Exploration expenditures:
Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
	(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712
Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,671)	(1,265,031)
Balance August 31, 2007	6,316,844	4,233,154	4,061,498	2,834,740	1,140,999	876,756	-	462,473	348,308	2,184,855	22,459,627
Exploration expenditures:
Camp, field supplies and travel	1,082	-	252,802	3,145	6,253	-	-	-	3,465	30,104	296,851
Exploration and field overhead	2,163	8,905	583,132	8,216	11,238	7,744	15,344	12,703	13,601	166,512	829,558
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	115,532	226	9,895	327	9,421	1,000	31	32,433	168,865
Property acquisition costs	-	-	19,081	-	23,273	13,946	-	-	-	215,772	272,072
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	463,581	-	-	-	-	-	-	-	463,581
Recoveries	(107,524)	(122,304)	-	-	-	(57,206)	-	-	(104,877)	-	(391,911)
	(104,279)	(113,399)	1,434,128	11,587	50,659	(35,189)	24,765	13,703	(87,780)	444,821	1,639,016
	6,212,565	4,119,755	5,495,626	2,846,327	1,191,658	841,567	24,765	476,176	260,528	2,629,676	24,098,643
Write-offs	-	-	-	(111,172)	-		-	(302,181)	(260,528)	-	(673,881)
Balance May 31, 2008	$ 6,212,565	$ 4,119,755	$ 5,495,626	$ 2,735,155	$ 1,191,658	$ 841,567	$ 24,765	$ 173,995	-	$ 2,629,676	$ 23,424,762

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Note Disclosure to the Consolidated Financial Statements

For the three and nine months Ended May 31, 2008 and 2007

(Expressed in Canadian Dollars)

(Unaudited)

3.

Mineral properties and deferred exploration costs

(a & b) Itetemia and Luhala Project

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (“Sloane”), a UK based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in ten prospecting licenses in the Lake Victoria greenstone belt of Tanzania by making annual option payments and payment for each retained license, and incurring $1 million in expenditures on the licenses on or before the second anniversary date.  Six of these licenses comprise the Luhala Project (all 100%) while the remaining four licenses constitute the Itetemia Project (all 90%).

On March 19, 2008 the Company received US$200,000 from Sloane representing the annual option payment and payment for each retained prospecting licence optioned to Sloane.

(c)

Kigosi Project:

Pursuant to the Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo property, from Ashanti, the issuance of 20,006 common shares for the transfer of the Dongo rights, as defined in the Agreement, remains outstanding as at May 31, 2008.

(d) & (e)

Tulawaka and Biharamulo

On December 31, 2007 the Company received US$180,000 from MDN Inc. representing the annual payment for each retained prospecting licence optioned to MDN Inc.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Note Disclosure to the Consolidated Financial Statements

For the three and nine months Ended May 31, 2008 and 2007

(Expressed in Canadian Dollars)

(Unaudited)

4.

Share Capital

(a) Share Capital	Number	Amount
Balance at August 31, 2007	86,748,493	$54,113,279
Issued for cash	696,056	3,932,985
Subscriptions previously received	348,928	1,917,015
Issued pursuant to Restricted Stock Unit Plan	62,790	292,080
Balance at May 31, 2008	87,856,267	$60,255,359

1,044,984 shares issued for cash and subscriptions previously received were issued to James E. Sinclair, Chairman and CEO of the Company.

(b)  Restricted Stock Unit Plan

Under the Restricted Stock Unit (“RSU”) Plan employees and outside directors are compensated for their services to the Company.  On May 20, 2008 the annual compensation for directors increased to $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

On May 20, 2008, 63,192 RSUs were granted to outside directors and 85,177 RSU’s to inside directors and employees.  On April 28, 2008, 52,344 RSUs granted in 2007 to outside directors vested and 52,344 shares were issued to outside directors.  On May 14, 2008, 10,446 RSUs granted in 2006 vested and 6,964 shares were issued to an inside director and 3,482 shares were issued to an employee.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Note Disclosure to the Consolidated Financial Statements

For the three and nine months Ended May 31, 2008 and 2007

(Expressed in Canadian Dollars)

(Unaudited)

At May 31, 2008 the number of RSUs outstanding under the RSU Plan are as follows:

Granted:

2006

 18,800

2007

 56,007

2008

148,369

At May 31, 2008 the number of RSUs expected to vest (listed by year expected to vest) are as follows:

2009

69,582

2010

56,007

2011

97,587

For the nine month period ended May 31, 2008, stock-based compensation expense related to the issue of restricted stock was $  279,771 (2007- $274,590).

5.

Transactions with Related parties

During the nine months ended May 31, 2008 $321,559 was paid or payable by the Company to directors for directors’ fees.  Directors were paid $86,981 in cash and $218,212 in non cash equivalent RSUs during the nine month period ended May 31, 2008 compared to $72,368 and $182,936 respectively, during the nine month period ended May 31, 2007.

The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine months ended May 31, 2008, the legal expense charged by this firm was $135,591.  During the nine months ended May 31, 2007 the Company made payments of $141,650 to this legal firm.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Note Disclosure to the Consolidated Financial Statements

For the three and nine months Ended May 31, 2008 and 2007

(Expressed in Canadian Dollars)

(Unaudited)

On May 20, 2008, 63,192 RSUs were granted to outside directors and 85,177 RSU’s to inside directors and employees.  On April 28, 2008, 52,344 RSUs granted in 2007 to outside directors vested and 52,344 shares were issued to outside directors.  On May 14, 2008, 10,446 RSUs granted in 2006 vested and 6,964 shares were issued to an inside director and 3,482 shares were issued to an employee.

On May 14, 2008 the Company issued 72,268 common shares at a price of $5.189 per share for the fifth tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000.

Also on May 14, 2008, the Company issued 332,434 common shares at a price of $5.189 per share for a $1.725 million private placement pursuant to a subscription agreement dated May1, 2008 with Mr. Sinclair.  Actual cash received from Mr. Sinclair was $1,004,978; the remaining $720,022 was previously held as Subscription received.

On February 19, 2008 the Company issued 61,871 common shares at a price of $6.061 per share for the fourth tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received.

Also on February 19, 2008, the Company issued 167,196 common shares at a price of $5.981 per share for a $1 million private placement pursuant to a subscription agreement dated February 4, 2008 with Mr. Sinclair.

On November 13, 2007 the Company issued 63,993 common shares at a price of $5.87 per share for the third tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received.

On October 26, 2007 the Company issued 347,222 common shares at a price of $5.76 per share for a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with Mr. Sinclair.

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three and Nine Months ended May 31, 2008

(in Canadian dollars)

The effective date of this MD&A is July 14, 2008.

Overall Performance

As of May 31, 2008 the Company had Current Assets of $2,039,000 as compared to $2,149,000 on August 31, 2007.  Deferred Exploration Costs amounted to $23,424,762 which includes $2,030,927 invested and $391,911 net option payments received for this nine month period.

The Company has issued common shares in the amount of $3,932,985 (696,056) shares in this nine month period); and $292,080 (62,790 shares) was issued for Restricted Stock Units (“RSUs”) vested during the period.   In addition, $1,917,015 (348,928 shares) was previously received and recorded in share subscription.

Selected Financial Information

	As at and for the year ended Aug 31, 2007	As at and for the year ended Aug 31, 2006	As at and for the year ended Aug 31, 2005	As at and for the nine months ended May 31, 2008	As at and for the nine months ended May 31, 2007
Total Revenues	$0	$ 0	$ 0	$0	$ 0
Net Loss for the period	($3,921,469)	($4,326,722)	($2,931,063)	($3,037,900)	($2,296,730)
Basic and diluted loss per share	($0.05)	($0.05)	($0.04)	($0.035)	($0.027)
Total assets	$25,421,472	$24,891,967	$22,257,683	$26,275,980	$25,198,191
Total long term financial liabilities	$75,912	$121,739	$175,011	$46,015	$89,043
Cash dividends declared per share	$0	$0	$0	$0	$0

Results of Operations

Net loss and comprehensive loss for the nine month period ended May 31, 2008 was $3,037,900 compared to $2,296,730 for the comparable period in 2007.  For the three month period ended May 31, 2008 and May 31, 2007, the net loss was $904,764 and $697,573, respectively.  Due to the Company’s concentration on its drill program mainly at Kigosi, the net spending on Mineral Properties and Deferred Cost has increased to $1,639,016 during the nine month period ended May 31, 2008 from $1,406,897 for the nine month period ended May 31, 2007.  For the three month ended May 31, 2008, the net expenditures on Mineral Properties and Deferred Exploration were $787,541 as compared to $643,961 for the three month ended May 31, 2007.  The recoveries were $391,911 and $203,344 for the nine and three months ended May 31, 2008.

During the nine month ended May 31, 2008, the Company received consulting income of $75,545 from Sloane Developments Ltd. (“Sloane”) pursuant to a Management Services Agreement between Sloane and the Company dated May 20, 2007.

During the nine months ending on May 31, 2007 and 2008, Consulting and Management fees increased from $124,341 for the period ended May 31, 2007 to $163,287 for the period ended May 31, 2008 due to the monthly fee for The Scowcroft Group (“Scowcroft”) pursuant to the agreement whereby Scowcroft has agreed to assist the Company in regard to identifying and negotiating partnership arrangements with qualified third parties.

Salaries and benefits expense was $747,602 for the nine months ended May 31, 2008 as compared to $623,610 for the same period in 2007.  The increase was due to hiring of an Exploration Manager at the Company’s Mwanza, Tanzania office, an increase in staff to operate our drill program, and increased minimum wages in Tanzania.  Expenses for the corresponding three month period ended May 31, 2008 and May 31, 2007 were $215,988 and $ 178,760 respectively.

Professional fees increased by $84,915 for the nine month period ended May 31, 2008 to $295,481 from $210,566 for nine month period ended May 31, 2007.   The increase was due to an accrual of $75,000 for the annual audit fee.  The comparable amount was accrued for in the fourth quarter in 2007.

Directors’ fees expenses were $321,559 and $212,626 for the nine month period ended May 31, 2008 and May 31, 2007, respectively.  The increase of $108,933 was due to a combination of an increase in directors’ fees and additional Restricted Stock Unit (“RSU”) grants vesting.

Stock-based compensation decreased from $91,654 for the nine month period ended May 31, 2007 to $61,559 for the nine month period ended May 31, 2008.  The 2006 RSU grant was issued and expensed in 2007 at $7.18 per RSU and the 2007 grant was issued and expensed at $5.58 in 2008.

For the nine month period ending May 31, 2007, Transfer Agent and Listing fees was $89,069, an increase of $66,391 to $155,460 for the nine months ended May 31, 2008.  The increase was primarily due to an increase in the monthly Transfer Agent fee and listing fees associated with three additional private placements with the Company’s Chairman and CEO.

Summary of Quarterly Results (unaudited)

	2008 May 31	2008 Feb. 29	2007 Nov. 30	2007 August 31	2007 May 31	2007 Feb. 28	2006 Nov. 30	2006 August 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($904,764)	($1,199,336)	($980,800)	($1,624,739)	($697,573)	($970,354)	($628,803)	($1,905,777)
Basic and diluted loss per share	($0.010)	($0.014)	($0.011)	($0.020)	($0.008)	($0.011)	($0.007)	($0.023)

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. During the nine month period ended May 31, 2008, the Company issued 846,852 shares in private placements with Mr. James E. Sinclair, the Company’s Chairman and CEO, for $4,725,000, of which $792,015 was previously received on account from Mr. Sinclair.   There were also 198,132 shares issued for subscription previously received ($1,125,000).

As of May 31, 2008  the Company’s working capital position was  $1,726,641 as compared to $1,546,075 on August 31, 2007.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter. Also, as the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

The following table sets out the Company’s known contractual obligations as at May 31, 2008:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Capital Lease	$ 83,013 (1)	$37,003	$46,015	Nil	Nil

  (1)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of up to three years and is renewable two times for a period of to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $50 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$1,966,000	$383,500	$800,000	$661,500	$121,000

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a Private Placement Subscription Agreement with the Company (the "Agreement") under which he will subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  On May 14, 2008 the Company issued 72,268 common shares at a price of $5.189 per share for the fifth tranche of the private placement with Mr. Sinclair for $375,000.  As at May 31, 2008 five of the eight quarterly tranches have been subscribed for.  Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

In addition, on May 14, 2008, the Company issued 332,434 common shares at a price of $5.189 per share for a $1.725 million private placement pursuant to a subscription agreement dated May1, 2008 with Mr. Sinclair.

On February 19, 2008 the Company issued 61,871 common shares at a price of $6.061 per share for the fourth tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received.

Also on February 19, 2008, the Company issued 167,196 common shares at a price of $5.981 per share for a $1 million private placement pursuant to a subscription agreement dated February 4, 2008 with Mr. Sinclair.

On November 13, 2007 the Company issued 63,993 common shares at a price of $5.87 per share for the third tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received.

On October 26, 2007 the Company issued 347,222 common shares at a price of $5.76 per share for a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with Mr. Sinclair.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the nine months ended May 31, 2008 $321,559 was paid or payable by the Company to directors for directors’ fees.  Directors were paid $86,981 in cash and $218,212 in non cash equivalent RSUs during the nine month period ended May 31, 2008 compared to $72,368 and $182,936 respectively, during the nine month period ended May 31, 2007.

The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine months ended May 31, 2008, the legal expense charged by this firm was $135,591.  During the nine months ended May 31, 2007 the Company made payments of $141,650 to this legal firm.

On May 20, 2008, 63,192 RSUs were granted to outside directors and 85,177 RSU’s to inside directors and employees.  On April 28, 2008, 52,344 RSUs granted in 2007 to outside directors vested and 52,344 shares were issued to outside directors.  On May 14, 2008, 10,446 RSUs granted in 2006 vested and 6,964 shares were issued to an inside director and 3,482 shares were issued to an employee.

On May 14, 2008 the Company issued 72,268 common shares at a price of $5.189 per share for the fifth tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000.

Also on May 14, 2008, the Company issued 332,434 common shares at a price of $5.189 per share for a $1.725 million private placement pursuant to a subscription agreement dated May 1, 2008 with Mr. Sinclair.  Actual cash received from Mr. Sinclair was $1,004,978; the remaining $720,022 was previously held as Subscription received.

On February 19, 2008 the Company issued 61,871 common shares at a price of $6.061 per share for the fourth tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received.

Also on February 19, 2008, the Company issued 167,196 common shares at a price of $5.981 per share for a $1 million private placement pursuant to a subscription agreement dated February 4, 2008 with Mr. Sinclair.

On November 13, 2007 the Company issued 63,993 common shares at a price of $5.87 per share for the third tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received.

On October 26, 2007 the Company issued 347,222 common shares at a price of $5.76 per share for a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with Mr. Sinclair.

Restricted Stock Unit Plan

Under the Restricted Stock Unit (“RSU”) Plan employees and outside directors are compensated for their services to the Company.  On May 20, 2008 the annual compensation for directors increased to $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

On May 20, 2008, 63,192 RSUs were granted to outside directors and 85,177 RSU’s to inside directors and employees.  On April 28, 2008, 52,344 RSUs granted in 2007 to outside directors vested and 52,344 shares were issued to outside directors.  On May 14, 2008, 10,446 RSUs granted in 2006 vested and 6,964 shares were issued to an inside director and 3,482 shares were issued to an employee.

As at May 31, 2008 the number of RSUs outstanding under the RSU Plan are as follows:

Granted:

2006

 18,800

2007

 56,007

2008

148,369

As at May 31, 2008 the number of RSUs expected to vest (listed by year expected to vest) are as follows:

2009

69,582

2010

56,007

2011

97,587

For the nine month period ended May 31, 2008, stock-based compensation expense related to the issue of restricted stock was $  279,771 (2007- $274,590).

Changes in Accounting Policies

Effective September 1, 2007 – We adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Accounting Changes (Section 1506)

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities.   The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes.  Its adoption has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments — Recognition and Measurement (Section 3855)

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Under Section 3855, financial instruments must be initially classified into one of the following balance sheet categories (including derivatives):

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net earnings; or

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

In accordance with this new standard, we classified our financial instruments as follows:

•

Cash and cash equivalents and accounts receivable were classified as held-for-trading and accordingly carried at their fair values;

•

Accounts payable and accrued liabilities, long-term debt and notes payable were classified as other financial liabilities and are currently carried at their amortized cost.

The classification of our financial instruments as at September 1, 2007 and their subsequent changes to May 31, 2008 have resulted in no material gains or losses that require separate presentation in other comprehensive income or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

Hedging (Section 3865)

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  We do not have any hedges.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in “other comprehensive income” until it is considered appropriate to recognize them into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Equity (Section 3251)

This Section establishes standards for the presentation of changes in equity that arise as a result of the adoption of comprehensive income, financial instruments – recognition and measurement, and hedges (Sections 1530, 3855 and 3865).  It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other comprehensive income.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments – Disclosure and Presentation (Section 3861)

This section establishes disclosure and presentation standards for financial instruments and non-financial derivatives, and identifies relevant information to be disclosed.  Disclosures need not be provided on a comparative basis for periods prior to the adoption date of these new standards.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 87,856,267 common shares outstanding. There were no director and employee stock options outstanding and the Company had no share purchase warrants outstanding.

Controls and Procedures

During the quarter ended May 31, 2008 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2007.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of May 31, 2008:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to the recording of journal entries and to allow for appropriate monitoring of financial reporting matters and controls.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness primarily affects equity, foreign exchange, inventory and the financial reporting process including consolidation, financial statement preparation and related note disclosures.

Changes in Internal Controls over Financial Reporting

The Company is taking steps to remediate the material weakness described above:

•

Management is reviewing the current assignment of responsibilities and is taking steps to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.  Management will review existing mitigating controls, and if appropriate implement changes to internal controls over financial reporting whereby more effective mitigating controls will be adopted.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of May 31, 2008 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Exploration Summary

Kigosi Project

Exploration activities during the report period were focused on the Kigosi project where drilling resumed in early March. Drill progress was hampered by mechanical problems with the RC drill rig and by heavy rains which restricted access to certain parts of the property.

Infill drilling on the Luhwaika Main and West reefs enabled the Company to interpret the high grade shoots as steepening in pitch towards the northwest. However, this target is now too deep for the Company’s in-house RC rig to test so the Company is seeking to contract a higher capacity drill rig to complete the job during the dry season.

The Company also drilled three new IP/Soil targets 200 metres, 600 metres and 1,300 metres to the northeast of the Luhwaika Main shoot and these appear to have a similar trend to Luhwaika Main.

The Phase 6 drill program consisted of 93 holes aggregating 5,933 metres, bringing the total drilled metres at Kigosi to 23,226 in 471 holes. Drilling was conducted along nine control lines, with a central baseline having a strike length of 2.8 kilometres.

A Phase 7 drill program is scheduled to begin at Kigosi in early July.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending May 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  July

10

, 2008

 “James Sinclair”

James E. Sinclair

Chairman and CEO

Form 52-109F2 - Certification of Interim Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending May 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  July

10

, 2008

“Regina Kuo-Lee”

Regina Kuo-Lee

Chief Financial Officer